Deloitte & Touche LLP
University Square
117 Campus Drive
Princeton, New Jersey 08540
Telephone:  (609) 520-2300
Facsimile:    (609) 520-2413


March 19, 1998


Hyperion Capital Management, Inc.
One Liberty Plaza
165 Broadway, 36th Floor
New York, NY 10006-1404

Attention:  Mr. Kenneth C. Weiss

Dear Sirs:

This is to confirm that the client-auditor relationship between Hyperion Total Return Fund and Deloitte & Touche
LLP has ceased.

Yours truly,

/s/ Deloitte & Touche LLP